Exhibit 99.1

Magna International Inc.

Third Quarter Report

2014

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2014 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders.

This MD&A has been prepared as at November 5, 2014.

OVERVIEW

We are a leading global automotive supplier with 312 manufacturing operations and 83 product development, engineering and sales centres in 29 countries. We have over 130,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our Common Shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

North American light vehicle production increased 8% in the third quarter of 2014 to 4.2 million units and European light vehicle production increased 4% in the third quarter of 2014 to 4.7 million units, each compared to the third quarter of 2013.

Our third quarter 2014 sales increased 6% over the third quarter of 2013 to $8.82 billion. North American and Asian production sales as well as complete vehicle assembly sales and tooling, engineering and other sales all increased over the comparable quarter, while European and Rest of World production sales declined compared to the third quarter of 2013.

Adjusted EBIT(1) increased 36% to $605 million in the third quarter of 2014, compared to $444 million in the third quarter of 2013.

•                  Our North America segment generated Adjusted EBIT of $470 million for the third quarter of 2014. This compared to Adjusted EBIT of $365 million, including $39 million of amortization related to the August 2012 acquisition of Magna E-Car Systems partnership (“E-Car”), for the third quarter of 2013. The E-Car acquisition intangibles were fully amortized at the end of 2013.

•                  Our Europe segment reported Adjusted EBIT of $83 million in the third quarter of 2014, compared to $72 million in the third quarter of 2013. This represents our eleventh consecutive quarter of year-over-year improved Adjusted EBIT in our Europe segment.

•                  Our Asia segment posted an Adjusted EBIT of $39 million in the third quarter of 2014, compared to $29 million in the comparable quarter of 2013. The increase largely reflects the launch of business in existing and recently constructed facilities.

•                  Our Rest of World segment reported an Adjusted EBIT loss of $6 million in the third quarter of 2014, compared to a loss of $27 million in the third quarter of 2013. We continue to focus on reducing operating losses and addressing commercial challenges in South America, the most substantial market in our Rest of World segment.

During the third quarter of 2014, we purchased for cancellation 5.7 million Common Shares for cash consideration of $614 million. Subsequent to the third quarter we purchased, primarily for cancellation, an additional 1.1 million Common Shares for $98 million, pursuant to our outstanding normal course issuer bid (“NCIB”) that expires in November of this year.

Lastly, subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our Board of Directors approved a new NCIB to purchase up to 20 million of our Common Shares, representing approximately 9.8% of our public float of Common Shares.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

Magna International Inc. Third Quarter Report 2014	1

FINANCIAL RESULTS SUMMARY

During the third quarter of 2014, we posted sales of $8.82 billion, an increase of 6% over the third quarter of 2013. This higher sales level was a result of increases in our North American and Asian production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales partially offset by lower European and Rest of World production sales. Comparing the third quarter of 2014 to 2013:

•                  North American vehicle production increased 8% and our North American production sales increased 10% to $4.43 billion;

•                  European vehicle production increased 4% while our European production sales decreased 1% to $2.35 billion;

•                  Asian production sales increased 13% to $406 million;

•                  Rest of World production sales decreased 17% to $179 million;

•                  Complete vehicle assembly volumes decreased 5% while sales increased 9% to $740 million; and

•                  Tooling, engineering and other sales increased by 3% to $719 million.

During the third quarter of 2014, we earned income from operations before income taxes of $589 million compared to $391 million for the third quarter of 2013. Excluding other expense, net (“Other Expense”) recorded in each of the third quarters of 2014 and 2013, as discussed in the “Other Expense” section, the $157 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2013;

•                  intangible asset amortization of $39 million, recorded in the third quarter of 2013, related to the acquisition and re-measurement of E-Car;

•                  approximately $10 million of insurance recoveries related to a fire, in the second quarter of 2014, at a body and chassis facility in North America;

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken; and

•                  a $1 million net increase in valuation gains in respect of asset-backed commercial paper (“ABCP”).

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  higher warranty costs of $21 million;

•                  higher incentive compensation;

•                  increased pre-operating costs incurred at new facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  a greater amount of employee profit sharing;

•                  increased commodity costs;

•                  lower equity income; and

•                  net customer price concessions subsequent to the third quarter of 2013.

During the third quarter of 2014, net income attributable to Magna International Inc. was $470 million, an increase of $151 million compared to the third quarter of 2013 and diluted earnings per share increased $0.80 to $2.19 for the third quarter of 2014 compared to $1.39 for the third quarter of 2013. Other Expense, after tax, as discussed in the “Other Expense” section, negatively impacted net income attributable to Magna International Inc. and diluted earnings per share as follows:

	For the three months ended September 30,
	2014		2013
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share

Other expense	$7	$0.03	$48	$0.20
Income tax effect	(1)	—	(15)	(0.06)
Net income impact	$6	$0.03	$33	$0.14

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Excluding the negative impact of Other Expense, after tax, for the third quarters of 2014 and 2013 of $6 million and $33 million, respectively, net income attributable to Magna International Inc. for the third quarter of 2014 increased $124 million compared to the third quarter of 2013.

Excluding the $0.03 and the $0.14 per share negative impact of Other Expense, after tax, for the third quarters of 2014 and 2013, respectively, diluted earnings per share increased $0.69, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2014. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the third quarter of 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with such specific factors as: operational inefficiencies; costs incurred to launch new or takeover business; restructuring, downsizing and other significant non-recurring costs; price reduction pressures from our customers; warranty and recall costs; the financial condition of our supply base; and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2013, and remain substantially unchanged in respect of the third quarter ended September 30, 2014.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the nine months
	ended September 30,				ended September 30,
	2014	2013	Change		2014	2013	Change

1 Canadian dollar equals U.S. dollars	0.919	0.962	-	4%	0.914	0.977	-	6%
1 euro equals U.S. dollars	1.326	1.325		—	1.356	1.317	+	3%
1 British pound equals U.S. dollars	1.669	1.552	+	8%	1.669	1.546	+	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and nine months ended September 30, 2014 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

Magna International Inc. Third Quarter Report 2014	3

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

Sales

	For the three months
	ended September 30,
	2014	2013	Change

Vehicle Production Volumes (millions of units)
North America	4.180	3.873	+	8%
Europe	4.651	4.483	+	4%

Sales
External Production
North America	$4,429	$4,025	+	10%
Europe	2,347	2,364	-	1%
Asia	406	359	+	13%
Rest of World	179	215	-	17%
Complete Vehicle Assembly	740	680	+	9%
Tooling, Engineering and Other	719	695	+	3%
Total Sales	$8,820	$8,338	+	6%

External Production Sales - North America

External production sales in North America increased 10% or $404 million to $4.43 billion for the third quarter of 2014 compared to $4.03 billion for the third quarter of 2013 primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2013, including the:

•                  Lincoln MKC;

•                  Chrysler 200; and

•                  BMW X4; and

•                  higher production volumes on certain existing programs.

The launch of new programs was partially offset by:

•                  a $69 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the third quarter of 2013.

External Production Sales - Europe

External production sales in Europe decreased 1% or $17 million to $2.35 billion for the third quarter of 2014 compared to $2.36 billion for the third quarter of 2013 primarily as a result of:

•                  a decrease in content on certain programs, including the:

•                  MINI Cooper; and

•                  Mercedes-Benz C-Class;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the third quarter of 2013.

These factors were partially offset by the launch of new programs during or subsequent to the third quarter of 2013, including the Mercedes-Benz GLA, the Porsche Macan and the Ford Transit.

External Production Sales - Asia

External production sales in Asia increased 13% or $47 million to $406 million for the third quarter of 2014 compared to $359 million for the third quarter of 2013 primarily as a result of higher production volumes on certain existing programs and the launch of new programs during or subsequent to the third quarter of 2013, primarily in China. These factors were partially offset by net customer price concessions subsequent to the third quarter of 2013.

4	Magna International Inc. Third Quarter Report 2014

External Production Sales - Rest of World

External production sales in Rest of World decreased 17% or $36 million to $179 million for the third quarter of 2014 compared to $215 million for the third quarter of 2013 primarily as a result of:

•      lower production volumes on certain existing programs; and

•      a $14 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Argentine peso.

These factors were partially offset by net customer price increases subsequent to the third quarter of 2013.

Complete Vehicle Assembly Sales

	For the three months
	ended September 30,
	2014	2013	Change

Complete Vehicle Assembly Sales	$740	$680	+ 9%
Complete Vehicle Assembly Volumes (Units)	32,204	33,818	- 5%

Complete vehicle assembly sales increased $60 million to $740 million for the third quarter of 2014 compared to $680 million for the third quarter of 2013 while assembly volumes decreased 5% or 1,614 units.

The increase in complete vehicle assembly sales is primarily as a result of an increase in assembly volumes for the Mercedes-Benz G-Class partially offset by a decrease in assembly volumes for the MINI Paceman and Peugeot RCZ.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 3% or $24 million to $719 million for the third quarter of 2014 compared to $695 million for the third quarter of 2013.

In the third quarter of 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•      BMW X6;

•      Ford Mustang;

•      Dodge Charger;

•      MINI Countryman;

•      Porsche Panamera;

•      Chevrolet Cruze; and

•      Volkswagen Golf.

In the third quarter of 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•      Ford Transit;

•      GM full-size pickups and SUVs;

•      Jeep Cherokee;

•      BMW X5;

•      Ford Fusion;

•      Mercedes-Benz M-Class;

•      QOROS 3;

•      Mercedes-Benz CLA-Class; and

•      Dodge Durango.

Magna International Inc. Third Quarter Report 2014	5

Cost of Goods Sold and Gross Margin

	For the three months
	ended September 30,
	2014	2013

Sales	$8,820	$8,338

Cost of goods sold
Material	5,611	5,331
Direct labour	556	538
Overhead	1,469	1,404
	7,636	7,273
Gross margin	$1,184	$1,065

Gross margin as a percentage of sales	13.4%	12.8%

Cost of goods sold increased $363 million to $7.64 billion for the third quarter of 2014 compared to $7.27 billion for the third quarter of 2013 primarily as a result of:

•      higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•      higher launch costs, including unanticipated costs at certain interiors facilities; and

•      a greater amount of employee profit sharing.

These factors were partially offset by a decrease in cost of goods sold as a result of the net weakening of foreign currencies against the U.S. dollar, including the weakening of the Canadian dollar and Argentine peso partially offset by the strengthening of the British pound.

Gross margin increased $119 million to $1.18 billion for the third quarter of 2014 compared to $1.07 billion for the third quarter of 2013 and gross margin as a percentage of sales increased to 13.4% for the third quarter of 2014 compared to 12.8% for the third quarter of 2013. The increase in gross margin as a percentage of sales was primarily due to:

•      productivity and efficiency improvements at certain facilities;

•      a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average; and

•      insurance recoveries related to a fire, in the second quarter of 2014, at a body and chassis facility in North America.

These factors were partially offset by:

•      higher launch costs, including unanticipated costs at certain interiors facilities in North America and Europe;

•      operational inefficiencies and other costs at certain facilities;

•      higher warranty costs;

•      a greater amount of employee profit sharing;

•      increased pre-operating costs incurred at new facilities;

•      increased commodity costs; and

•      an increase in tooling, engineering and other sales that have low or no margins.

Depreciation and Amortization

Depreciation and amortization costs decreased $40 million to $224 million for the third quarter of 2014 compared to $264 million for the third quarter of 2013 primarily as a result of intangible asset amortization of $39 million recorded in the third quarter of 2013 related to the acquisition and re-measurement of E-Car.

6	Magna International Inc. Third Quarter Report 2014

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.6% for the third quarter of 2014 compared to 4.9% for the third quarter of 2013. SG&A expense decreased $4 million to $407 million for the third quarter of 2014 compared to $411 million for the third quarter of 2013 primarily as a result of:

•      a decrease in reported U.S. dollar SG&A related to foreign exchange; and

•      a $1 million net increase in valuation gains in respect of ABCP.

These factors were partially offset by:

•      higher labour and other costs to support the growth in sales, including wage increases at certain operations; and

•      higher incentive compensation.

Equity Income

Equity income decreased $2 million to $52 million for the third quarter of 2014 compared to $54 million for the third quarter of 2013.

Other Expense, net

During the three and nine months ended September 30, 2014, we recorded net restructuring charges of $7 million ($6 million after tax) and $40 million ($36 million after tax), respectively, in Europe at our exterior and interior systems operations.

During the three and nine months ended September 30, 2013, we recorded net restructuring charges of $48 million ($33 million after tax) and $54 million ($39 million after tax), respectively, in Europe at our exterior and interior systems operations related primarily to the closure of a facility in Belgium.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

During the fourth quarter of 2013, we began reporting Asia and Rest of World as separate reporting segments.

	For the three months ended September 30,
	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change

North America	$4,760	$4,355	$405	$470	$365	$105
Europe	3,410	3,366	44	83	72	11
Asia	456	395	61	39	29	10
Rest of World	190	217	(27)	(6)	(27)	21
Corporate and Other	4	5	(1)	19	5	14
Total reportable segments	$8,820	$8,338	$482	$605	$444	$161

Excluded from Adjusted EBIT for the third quarters of 2014 and 2013 was $7 million and $48 million, respectively, of net restructuring costs recorded in our Europe segment as discussed in the “Other Expense” section.

Magna International Inc. Third Quarter Report 2014	7

North America

Adjusted EBIT in North America increased $105 million to $470 million for the third quarter of 2014 compared to $365 million for the third quarter of 2013 primarily as a result of:

•      margins earned on higher production sales;

•      intangible asset amortization of $39 million, recorded in the third quarter of 2013, related to the acquisition and re-measurement of E-Car;

•      approximately $10 million of insurance recoveries related to a fire, in the second quarter of 2014, at a body and chassis facility in North America; and

•      productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•      higher warranty costs of $16 million;

•      higher launch costs, including unanticipated costs at certain interiors facilities;

•      higher affiliation fees paid to Corporate;

•      higher incentive compensation and stock-based compensation;

•      operational inefficiencies and other costs at certain facilities;

•      increased pre-operating costs incurred at new facilities;

•      a greater amount of employee profit sharing;

•      higher commodity costs; and

•      lower equity income.

Europe

Adjusted EBIT in Europe increased $11 million to $83 million for the third quarter of 2014 compared to $72 million for the third quarter of 2013 primarily as a result of:

•      the benefit of restructuring and downsizing activities recently undertaken;

•      productivity and efficiency improvements at certain facilities;

•      lower downsizing costs; and

•      higher equity income.

These factors were partially offset by:

•      higher launch costs, including unanticipated costs at certain interiors facilities in the United Kingdom;

•      higher warranty costs of $5 million;

•      higher pre-operating costs incurred at new facilities;

•      a greater amount of employee profit sharing;

•      higher affiliation fees paid to Corporate;

•      increased commodity costs; and

•      operational inefficiencies and other costs at certain facilities.

Asia

Adjusted EBIT in Asia increased $10 million to $39 million for the third quarter of 2014 compared to $29 million for the third quarter of 2013 primarily as a result of margins earned on higher production sales, including margins earned on the launch of new facilities and new programs partially offset by:

•      higher launch costs;

•      lower equity income; and

•      operational inefficiencies and other costs at certain facilities.

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Rest of World

Rest of World Adjusted EBIT improved $21 million to a loss of $6 million for the third quarter of 2014 compared to a loss of $27 million for the third quarter of 2013 primarily as a result of:

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  productivity and efficiency improvements at certain facilities; and

•                  net customer price increases subsequent to the third quarter of 2013.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  higher launch costs;

•                  increased commodity costs; and

•                  higher affiliation fees paid to Corporate.

Corporate and Other

Corporate and Other Adjusted EBIT increased $14 million to $19 million for the third quarter of 2014 compared to $5 million for the third quarter of 2013 primarily as a result of an increase in affiliation fees earned from our divisions and a $1 million net increase in valuation gains in respect of ABCP partially offset by higher incentive compensation.

Interest Expense, net

During the third quarter of 2014, we recorded net interest expense of $9 million compared to $5 million for the third quarter of 2013. The $4 million increase is primarily as a result of interest expense on the $750 million 3.625% fixed rate Senior Notes issued during the second quarter of 2014 (the “Senior Notes”), partially offset by interest income earned on higher investment balances.

Income from Operations before Income Taxes

Income from operations before income taxes increased $198 million to $589 million for the third quarter of 2014 compared to $391 million for the third quarter of 2013. Excluding Other Expense, discussed in the “Other Expense” section, income from operations before income taxes for the third quarter of 2014 increased $157 million. The increase in income from operations before income taxes is the result of the increase in Adjusted EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

	For the three months ended September 30,
	2014		2013
	$	%	$	%

Income taxes as reported	$120	20.4	$73	18.7
Tax effect on Other expense, net	1	(0.1)	15	1.3
	$121	20.3	$88	20.0

Excluding Other Expense, after tax, the effective income tax rate increased to 20.3% for the third quarter of 2014 compared to 20.0% for the third quarter of 2013 primarily as a result of:

•                  lower favourable audit settlements;

•                  a valuation allowance release in the third quarter of 2013; and

•                  a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher tax rates.

These factors were partially offset by:

•                  a reduction in losses not benefitted in Europe and South America; and

•                  non-creditable withholding tax recorded in the third quarter of 2013.

Magna International Inc. Third Quarter Report 2014	9

Net Income

Net income of $469 million for the third quarter of 2014 increased $151 million compared to the third quarter of 2013. Excluding Other Expense, after tax, discussed in the “Other Expense” section, net income increased $124 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests was $1 million for the third quarters of 2014 and 2013.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $470 million for the third quarter of 2014 increased $151 million compared to the third quarter of 2013. Excluding Other Expense, after tax, discussed in the “Other Expense” section, net income attributable to Magna International Inc. increased $124 million as a result of the increase in net income, as discussed above.

Earnings per Share

	For the three months
	ended September 30,
	2014	2013	Change

Earnings per Common Share
Basic	$2.22	$1.41	+	57%
Diluted	$2.19	$1.39	+	58%

Weighted average number of Common Shares outstanding (millions)
Basic	211.2	226.4	-	7%
Diluted	214.2	229.5	-	7%

Diluted earnings per share increased $0.80 to $2.19 for the third quarter of 2014 compared to $1.39 for the third quarter of 2013. Other Expense, after tax, negatively impacted diluted earnings per share in the third quarters of 2014 and 2013 by $0.03 and $0.14, respectively, as discussed in the “Other Expense” section. Excluding these amounts, diluted earnings per share increased $0.69 as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2014.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the third quarter of 2013, pursuant to our normal course issuer bids partially offset by an increase in the number of diluted options outstanding as a result of an increase in the trading price of our common stock and the issue of Common Shares related to the exercise of stock options.

10	Magna International Inc. Third Quarter Report 2014

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2014	2013	Change

Net income	$469	$318
Items not involving current cash flows	268	256
	737	574	$163
Changes in operating assets and liabilities	(18)	(110)
Cash provided from operating activities	$719	$464	$255

Cash flow from operations before changes in operating assets and liabilities increased $163 million to $737 million for the third quarter of 2014 compared to $574 million for the third quarter of 2013. The increase in cash flow from operations was due to the $151 million increase in net income, as discussed above, and a $12 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended September 30,
	2014	2013

Depreciation and amortization	$224	$264
Amortization of other assets included in cost of goods sold	41	34
Deferred income taxes	6	(28)
Other non-cash charges	9	7
Equity income in excess of dividends received	(12)	(21)
Items not involving current cash flows	$268	$256

Cash invested in operating assets and liabilities amounted to $18 million for the third quarter of 2014 compared to $110 million for the third quarter of 2013. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended September 30,
	2014	2013

Accounts receivable	$119	$(223)
Inventories	(184)	48
Prepaid expenses and other	8	(13)
Accounts payable	(1)	(71)
Accrued salaries and wages	81	71
Other accrued liabilities	(31)	77
Income taxes payable	(10)	—
Deferred revenue	—	1
Changes in operating assets and liabilities	$(18)	$(110)

The decrease in accounts receivable was primarily due to lower production sales at the end of the third quarter of 2014. The increase in inventories was primarily due to higher tooling inventory and increased production inventory to support launch activities. The increase in accrued salaries and wages was primarily due to employee profit sharing.

Magna International Inc. Third Quarter Report 2014	11

Capital and Investment Spending

	For the three months
	ended September 30,
	2014	2013	Change

Fixed asset additions	$(315)	$(280)
Investments and other assets	(50)	(67)
Fixed assets, investments and other assets additions	(365)	(347)
Proceeds from disposition	74	30
Cash used for investment activities	$(291)	$(317)	$26

Fixed assets, investments and other assets additions

In the third quarter of 2014, we invested $315 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2014 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2014.

In the third quarter of 2014, we invested $40 million in other assets related primarily for fully reimbursable engineering costs and tooling for programs that launched during the third quarter of 2014 or will be launching subsequent to the third quarter of 2014. In addition, we invested $10 million related to an equity accounted investment.

Proceeds from disposition

In the third quarter of 2014, the $74 million of proceeds include cash related to the disposal of certain non-core exteriors facilities in North America and normal course fixed and other asset disposals.

Financing

	For the three months
	ended September 30,
	2014	2013	Change

Issues of debt	$29	$26
Increase (decrease) in bank indebtedness	14	(9)
Repayments of debt	(46)	(41)
Issues of Common Shares on exercise of stock options	6	10
Repurchase of Common Shares	(614)	(298)
Dividends	(79)	(71)
Cash used for financing activities	$(690)	$(383)	$(307)

During the third quarter of 2014, we repurchased 5.7 million Common Shares for aggregate cash consideration of $614 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.38 for the third quarter of 2014, for a total of $79 million.

12	Magna International Inc. Third Quarter Report 2014

Financing Resources

	As at	As at
	September 30,	December 31,
	2014	2013	Change

Liabilities
Bank indebtedness	$58	$41
Long-term debt due within one year	195	230
Long-term debt	822	102
	1,075	373
Non-controlling interests	14	16
Shareholders' equity	9,031	9,623
Total capitalization	$10,120	$10,012	$108

Total capitalization increased by $108 million to $10.12 billion at September 30, 2014 compared to $10.01 billion at December 31, 2013 primarily as a result of a $702 million increase in liabilities partially offset by a $592 million decrease in shareholders’ equity.

The increase in liabilities relates primarily to long-term debt issued in relation to the $750 million Senior Notes partially offset by net repayments of our bank term debt.

The decrease in shareholders’ equity was primarily as a result of:

•                  the $1.43 billion repurchase and cancellation of 14.1 million Common Shares under our normal course issuer bid in the first nine months of 2014;

•                  the $358 million net unrealized loss on translation of our net investment in foreign operations;

•                  $241 million of dividends paid during the first nine months of 2014; and

•                  the $24 million net unrealized loss on cash flow hedges.

These factors were partially offset by:

•                  $1.37 billion of net income earned in the first nine months of 2014; and

•                 $43 million of shares issued on exercise of stock options.

Cash Resources

During the third quarter of 2014, our cash resources decreased by $321 million to $1.44 billion as a result of the cash used for financing and investing activities and the unfavourable effect of foreign exchange partially offset by cash provided from operating activities, all as discussed above. In addition to our cash resources, at September 30, 2014 we had term and operating lines of credit totalling $2.57 billion of which $2.25 billion was unused and available.

On May 16, 2014, our $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering in Ontario and the United States of up to an aggregate of $2.00 billion of debt securities from time to time over a 25 month period. During the second quarter of 2014, we issued $750 million of Senior Notes under the filings.

Magna International Inc. Third Quarter Report 2014	13

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 5, 2014 were exercised:

Common Shares	207,354,943
Stock options (i)	4,324,471
211,679,414

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2014 that are outside the ordinary course of our business, other than the issue of the $750 million Senior Notes that require $27 million of annual interest payments and the reduction of annual operating lease payments as a result of the purchase of eight leased facilities in Mexico. Refer to our MD&A included in our 2013 Annual Report.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Sales

	For the nine months
	ended September 30,
	2014	2013	Change

Vehicle Production Volumes (millions of units)
North America	12.787	12.148	+	5%
Europe	15.199	14.403	+	6%

Sales
External Production
North America	$13,583	$12,373	+	10%
Europe	7,643	7,370	+	4%
Asia	1,189	992	+	20%
Rest of World	499	670	-	26%
Complete Vehicle Assembly	2,346	2,274	+	3%
Tooling, Engineering and Other	1,985	1,982		—
Total Sales	$27,245	$25,661	+	6%

External Production Sales - North America

External production sales in North America increased 10% or $1.21 billion to $13.58 billion for the nine months ended September 30, 2014 compared to $12.37 billion for the nine months ended September 30, 2013 primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2013, including the:

•                  Jeep Cherokee;

•                  GM full-size pickups and SUVs;

•                  Nissan Rogue;

•                  Lincoln MKC; and

•                  BMW X4; and

•                  higher production volumes on certain existing programs.

These factors were partially offset by:

•                  a $305 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to September 30, 2013.

14	Magna International Inc. Third Quarter Report 2014

External Production Sales - Europe

External production sales in Europe increased 4% or $273 million to $7.64 billion for the nine months ended September 30, 2014 compared to $7.37 billion for the nine months ended September 30, 2013 primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2013, including the:

•                  Mercedes-Benz GLA;

•                  Skoda Octavia; and

•                  Range Rover Sport; and

•                  a $181 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the MINI Cooper and the Mercedes-Benz C-Class;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to September 30, 2013.

External Production Sales - Asia

External production sales in Asia increased 20% or $197 million to $1.19 billion for the nine months ended September 30, 2014 compared to $992 million for the nine months ended September 30, 2013 primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2013, primarily in China, including the Audi Q3 and the Ford Mondeo; and

•                  a $5 million net increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies against the U.S. dollar, including the Korean won.

These factors were partially offset by net customer price concessions subsequent to September 30, 2013.

External Production Sales - Rest of World

External production sales in Rest of World decreased 26% or $171 million to $499 million for the nine months ended September 30, 2014 compared to $670 million for the nine months ended September 30, 2013 primarily as a result of:

•                  lower production volumes on certain existing programs;

•                  a $80 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Argentine peso and Brazilian real; and

•                  a decrease in content on certain programs, including the Mercedes-Benz C-Class.

These factors were partially offset by net customer price increases subsequent to the nine months ended September 30, 2013.

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2014	2013	Change

Complete Vehicle Assembly Sales	$2,346	$2,274	+	3%
Complete Vehicle Assembly Volumes (Units)	102,161	109,862	-	7%

Complete vehicle assembly sales increased 3%, or $72 million, to $2.35 billion for the nine months ended September 30, 2014 compared to $2.27 billion for the nine months ended September 30, 2013 while assembly volumes decreased 7% or 7,701 units.

Magna International Inc. Third Quarter Report 2014	15

The increase in complete vehicle assembly sales is primarily as a result of:

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and the MINI Countryman; and

•                  a $72 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by a decrease in assembly volumes for the MINI Paceman.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased $3 million to $1.99 billion for the nine months ended September 30, 2014 compared to $1.98 billion for the nine months ended September 30, 2013.

In the nine months ended September 30, 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Countryman;

•                  Ford Mustang;

•                  Ford Transit;

•                  BMW X6;

•                  BMW X4;

•                  QOROS 3;

•                  Mercedes-Benz M-Class;

•                  Porsche Panamera; and

•                  Peugeot RCZ.

In the nine months ended September 30, 2013, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Transit;

•                  GM full-size pickups and SUVs;

•                  Ford Fusion;

•                  QOROS 3;

•                  Skoda Octavia;

•                  Jeep Grand Cherokee;

•                  MINI Countryman; and

•                  MINI Paceman.

Segment Analysis

	For the nine months ended September 30,
	External Sales			Adjusted EBIT
	2014	2013	Change	2014	2013	Change

North America	$14,500	$13,232	$1,268	$1,450	$1,168	$282
Europe	10,881	10,626	255	335	264	71
Asia	1,334	1,090	244	110	59	51
Rest of World	519	696	(177)	(30)	(55)	25
Corporate and Other	11	17	(6)	55	22	33
Total reportable segments	$27,245	$25,661	$1,584	$1,920	$1,458	$462

Excluded from Adjusted EBIT for the nine months ended September 30, 2014 and 2013 was $40 million and $54 million, respectively, of net restructuring costs recorded in our Europe segment, as discussed in the “Other Expense” section.

16	Magna International Inc. Third Quarter Report 2014

North America

Adjusted EBIT in North America increased $282 million to $1.45 billion for the nine months ended September 30, 2014 compared to $1.17 billion for the nine months ended September 30, 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  intangible asset amortization of $118 million, recorded in the first nine months of 2013, related to the acquisition and re-measurement of E-Car;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher equity income.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher affiliation fees paid to Corporate;

•                  a greater amount of employee profit sharing;

•                  approximately $15 million of costs incurred, net of insurance recoveries, related to a fire, in the second quarter of 2014, at a body and chassis facility in North America;

•                  increased pre-operating costs incurred at new facilities;

•                  higher warranty costs of $11 million;

•                  higher incentive compensation; and

•                  increased stock-based compensation.

Europe

Adjusted EBIT in Europe increased $71 million to $335 million for the nine months ended September 30, 2014 compared to $264 million for the nine months ended September 30, 2013 primarily as a result of:

•                  margins earned on higher production sales;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  productivity and efficiency improvements at certain facilities;

•                  lower downsizing costs; and

•                  higher equity income.

These factors were partially offset by:

•                  higher launch costs, including unanticipated costs at certain interiors facilities in the United Kingdom;

•                  higher affiliation fees paid to Corporate;

•                  higher pre-operating costs incurred at new facilities;

•                  a greater amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher warranty costs of $3 million; and

•                  increased stock-based compensation.

Asia

Adjusted EBIT in Asia increased $51 million to $110 million for the nine months ended September 30, 2014 compared to $59 million for the nine months ended September 30, 2013 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income; and

•                  lower pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation; and

•                  operational inefficiencies and other costs at certain facilities.

Magna International Inc. Third Quarter Report 2014	17

Rest of World

Rest of World Adjusted EBIT improved $25 million to a loss of $30 million for the nine months ended September 30, 2014 compared to a loss of $55 million for the nine months ended September 30, 2013 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  the benefit of restructuring and downsizing activities recently undertaken;

•                  an decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real and Argentine peso, each against the U.S. dollar;

•                  lower affiliation fees paid to Corporate; and

•                  net customer price increases subsequent to the nine months ended September 30, 2013.

These factors were partially offset by:

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers;

•                  higher costs incurred in preparation for upcoming launches;

•                  increased commodity costs; and

•                  higher warranty costs of $1 million.

Corporate and Other

Corporate and Other Adjusted EBIT increased $33 million to $55 million for the nine months ended September 30, 2014 compared to $22 million for the nine months ended September 30, 2013 primarily as a result of:

•                  an increase in affiliation fees earned from our divisions; and

•                  decreased stock-based compensation.

These factors were partially offset by:

•                  higher incentive compensation;

•                  $10 million of cash received related to the settlement of ABCP between the Investment Industry Regulatory Organization of Canada and financial institutions in the first quarter of 2013; and

•                  a $2 million net decrease in valuation gains in respect of ABCP.

SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subject to approval by the TSX and the NYSE, the Board of Directors approved a new normal course issuer bid to purchase up to 20 million of our Common Shares, representing approximately 9.8% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2014 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-8 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the nine months ended September 30, 2014, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2013.

18	Magna International Inc. Third Quarter Report 2014

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: implementation of improvement plans in our underperforming operations, and/or restructuring actions; improved future results in South America through actions to address commercial challenges and reduce operational inefficiencies; future purchases of our Common Shares under the Normal Course Issuer Bid; and future issuances of debt securities. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; our ability to successfully launch material new or takeover business; continued underperformance of one or more of our operating Divisions; restructuring, downsizing or other significant non-recurring costs, including in our European business; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office or CADE, Brazil’s competition authority; our ability to grow our business with Asian-based customers; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a work stoppage or labour dispute; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct sufficient due diligence on acquisition targets; risk of production disruptions due to natural disasters; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. Third Quarter Report 2014	19

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013

Sales		$8,820	$8,338	$27,245	$25,661

Costs and expenses
Cost of goods sold		7,636	7,273	23,553	22,384
Depreciation and amortization		224	264	664	779
Selling, general and administrative	11	407	411	1,265	1,188
Interest expense, net		9	5	18	13
Equity income		(52)	(54)	(157)	(148)
Other expense, net	2	7	48	40	54
Income from operations before income taxes		589	391	1,862	1,391
Income taxes	6	120	73	491	294
Net income		469	318	1,371	1,097
Net loss attributable to non-controlling interests		1	1	2	6
Net income attributable to Magna International Inc.		$470	$319	$1,373	$1,103

Earnings per Common Share:	3
Basic		$2.22	$1.41	$6.35	$4.80
Diluted		$2.19	$1.39	$6.26	$4.74

Cash dividends paid per Common Share		$0.38	$0.32	$1.14	$0.96

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		211.2	226.4	216.0	229.8
Diluted		214.2	229.5	219.1	232.6

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013

Net income		$469	$318	$1,371	$1,097

Other comprehensive (loss) income, net of tax:	13
Net unrealized (loss) gain on translation of net investment in foreign operations		(346)	142	(358)	(82)
Net unrealized gain (loss) on available-for-sale investments		1	(1)	—	(5)
Net unrealized (loss) gain on cash flow hedges		(42)	23	(24)	(5)
Reclassification of net (gain) loss on cash flow hedges to net income		(1)	—	4	(12)
Reclassification of net loss on pensions to net income		—	3	3	9
Other comprehensive (loss) income		(388)	167	(375)	(95)

Comprehensive income		81	485	996	1,002
Comprehensive loss attributable to non-controlling interests		1	2	2	7
Comprehensive income attributable to Magna International Inc.		$82	$487	$998	$1,009

See accompanying notes

20	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2014	2013	2014	2013

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$469	$318	$1,371	$1,097
Items not involving current cash flows	4	268	256	785	788
		737	574	2,156	1,885
Changes in operating assets and liabilities	4	(18)	(110)	(363)	(578)
Cash provided from operating activities		719	464	1,793	1,307

INVESTMENT ACTIVITIES
Fixed asset additions		(315)	(280)	(916)	(706)
Increase in investments and other assets		(50)	(67)	(152)	(158)
Proceeds from disposition		74	30	126	90
Cash used for investing activities		(291)	(317)	(942)	(774)

FINANCING ACTIVITIES
Issues of debt	9	29	26	824	83
Increase (decrease) in bank indebtedness		14	(9)	19	(14)
Repayments of debt		(46)	(41)	(131)	(142)
Settlement of stock options		—	—	—	(23)
Issue of Common Shares		6	10	43	60
Repurchase of Common Shares	12	(614)	(298)	(1,429)	(723)
Contribution to subsidiaries by non-controlling interests		—	—	—	4
Dividends paid		(79)	(71)	(241)	(216)
Cash used for financing activities		(690)	(383)	(915)	(971)

Effect of exchange rate changes on cash and cash equivalents		(59)	21	(55)	(20)

Net decrease in cash and cash equivalents during the period		(321)	(215)	(119)	(458)
Cash and cash equivalents, beginning of period		1,756	1,279	1,554	1,522
Cash and cash equivalents, end of period		$1,435	$1,064	$1,435	$1,064

See accompanying notes

Magna International Inc. Third Quarter Report 2014	21

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2014	2013

ASSETS
Current assets
Cash and cash equivalents	4	$1,435	$1,554
Accounts receivable		5,776	5,246
Inventories	5	2,810	2,637
Deferred tax assets		206	275
Prepaid expenses and other		180	211
		10,407	9,923

Investments	14	454	391
Fixed assets, net		5,413	5,441
Goodwill		1,382	1,440
Deferred tax assets		146	120
Other assets	7	623	675
		$18,425	$17,990

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness		$58	$41
Accounts payable		4,993	4,781
Accrued salaries and wages		746	704
Other accrued liabilities	8	1,582	1,538
Income taxes payable		33	6
Deferred tax liabilities		26	9
Long-term debt due within one year		195	230
		7,633	7,309

Long-term debt	9	822	102
Long-term employee benefit liabilities	10	505	532
Other long-term liabilities		260	208
Deferred tax liabilities	6	160	200
		9,380	8,351

Shareholders' equity
Capital stock
Common Shares [issued: 208,284,943; December 31, 2013 – 221,151,704]	12	4,026	4,230
Contributed surplus		88	69
Retained earnings		5,004	5,011
Accumulated other comprehensive (loss) income	13	(87)	313
		9,031	9,623

Non-controlling interests		14	16
		9,045	9,639
		$18,425	$17,990

See accompanying notes

22	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interests	Equity
		[in millions]

Balance, December 31, 2013		221.2	$4,230	$69	$5,011	$313	$16	$9,639
Net income					1,373		(2)	1,371
Other comprehensive loss						(375)		(375)
Shares issued on exercise of stock options		1.1	55	(12)				43
Repurchase and cancellation under normal course issuer bid	12	(14.1)	(272)		(1,132)	(25)		(1,429)
Release of restricted stock			5	(5)				—
Release of restricted stock units			1	(1)				—
Stock-based compensation expense	11			30				30
Reclassification of liability	11			7				7
Dividends paid		0.1	7		(248)			(241)
Balance, September 30, 2014		208.3	$4,026	$88	$5,004	$(87)	$14	$9,045

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interests	Equity
		[in millions]

Balance, December 31, 2012		233.1	$4,391	$80	$4,462	$496	$29	$9,458
Net income					1,103		(6)	1,097
Other comprehensive loss						(94)	(1)	(95)
Issues of shares by subsidiaries							4	4
Shares issued on exercise of stock options		1.9	81	(21)				60
Repurchase and cancellation under normal course issuer bid	12	(10.5)	(200)		(490)	(33)		(723)
Release of restricted stock			6	(6)				—
Release of restricted stock units			1	(1)				—
Stock-based compensation expense	11			26				26
Settlement of stock options	11			(9)	(10)			(19)
Dividends paid		0.2	8		(224)			(216)
Balance, September 30, 2013		224.7	$4,287	$69	$4,841	$369	$26	$9,592

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

Magna International Inc. Third Quarter Report 2014	23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2013.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements because they do not include all of the information and notes required for complete financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2013 audited consolidated financial statements and notes included in the Company’s 2013 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2014 and the results of operations, changes in equity and cash flows for the three-month and nine-month periods ended September 30, 2014 and 2013.

[b]         Accounting Changes

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

[c]          Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

24	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET

During the three and nine months ended September 30, 2014, the Company recorded net restructuring charges of $7 million [$6 million after tax] and $40 million [$36 million after tax], respectively, in Europe at its exterior and interior systems operations.

During the three and nine months ended September 30, 2013, the Company recorded net restructuring charges of $48 million [$33 million after tax] and $54 million [$39 million after tax], respectively, in Europe at its exterior and interior systems operations related primarily to the closure of a facility in Belgium.

3.              EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$470	$319	$1,373	$1,103

Average number of Common Shares outstanding	211.2	226.4	216.0	229.8

Basic earnings per Common Share	$2.22	$1.41	$6.35	$4.80

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$470	$319	$1,373	$1,103

Average number of Common Shares outstanding	211.2	226.4	216.0	229.8
Adjustments
Stock options and restricted stock [a]	3.0	3.1	3.1	2.8
	214.2	229.5	219.1	232.6

Diluted earnings per Common Share	$2.19	$1.39	$6.26	$4.74

[a]         For the nine months ended September 30, 2013, diluted earnings per Common Share exclude 0.1 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

Magna International Inc. Third Quarter Report 2014	25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	September 30,	December 31,
	2014	2013

Bank term deposits, bankers’ acceptances and government paper	$1,268	$1,331
Cash	167	223
	$1,435	$1,554

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Depreciation and amortization	$224	$264	$664	$779
Amortization of other assets included in cost of goods sold	41	34	112	100
Other non-cash charges	9	7	25	12
Deferred income taxes	6	(28)	31	(55)
Equity income in excess of dividends received	(12)	(21)	(47)	(48)
	$268	$256	$785	$788

[c]          Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Accounts receivable	$119	$(223)	$(754)	$(1,171)
Inventories	(184)	48	(311)	(203)
Prepaid expenses and other	8	(13)	12	(46)
Accounts payable	(1)	(71)	441	454
Accrued salaries and wages	81	71	79	100
Other accrued liabilities	(31)	77	116	339
Income taxes payable	(10)	—	57	(51)
Deferred revenue	—	1	(3)	—
	$(18)	$(110)	$(363)	$(578)

26	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2014	2013

Raw materials and supplies	$972	$947
Work-in-process	265	273
Finished goods	349	339
Tooling and engineering	1,224	1,078
	$2,810	$2,637

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.              INCOME TAXES

During the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to tax expense of $32 million in the first quarter of 2014.

7.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2014	2013

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$281	$291
Customer relationship intangibles	114	143
Long-term receivables	112	111
Patents and licences, net	39	44
Unrealized gain on cash flow hedges	10	20
Pension overfunded status	26	26
Other, net	41	40
	$623	$675

Magna International Inc. Third Quarter Report 2014	27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2014	2013

Balance, beginning of period	$91	$94
Expense, net	7	9
Settlements	(7)	(5)
Foreign exchange and other	—	8
Balance, March 31	91	106
Expense, net	7	11
Settlements	(8)	(6)
Foreign exchange and other	—	(9)
Balance, June 30	90	102
Expense, net	23	2
Settlements	(10)	(16)
Foreign exchange and other	(6)	2
Balance, September 30	$97	$90

9.              LONG-TERM DEBT

[a]         On June 16, 2014, the Company issued $750 million of 3.625% fixed-rate Senior Notes which mature on June 15, 2024. The Senior Notes are senior unsecured obligations, interest is payable on June 15 and December 15 of each year, and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[b]         On May 16, 2014, the Company’s $2.25 billion revolving credit facility maturing June 20, 2018 was extended to June 20, 2019. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

10.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Defined benefit pension plan and other	$2	$4	$9	$12
Termination and long service arrangements	8	10	24	24
Retirement medical benefit plan	1	—	2	1
	$11	$14	$35	$37

28	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2014			2013
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	4,758,108	41.82	2,847,109	6,623,242	35.39	3,227,574
Granted	751,300	106.71	—	1,060,000	57.02	—
Exercised (ii)	(680,352)	39.49	(680,352)	(2,178,383)	29.76	(2,178,383)
Cancelled	(16,999)	52.19	(6,000)	(37,500)	50.17	(20,000)
Vested	—	—	779,384	—	—	2,105,503
March 31	4,812,057	52.24	2,940,141	5,467,359	41.73	3,134,694
Exercised	(296,035)	41.97	(296,035)	(329,881)	37.05	(329,881)
Cancelled	(10,500)	73.85	—	(81,665)	52.05	(11,667)
June 30	4,505,522	52.86	2,644,106	5,055,813	41.87	2,793,146
Exercised	(171,051)	38.53	(171,051)	(259,315)	41.56	(259,315)
September 30	4,334,471	53.43	2,473,055	4,796,498	41.89	2,533,831

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        During the three months ended March 31, 2013, 849,999 options were exercised on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $23 million were made to the stock option holders.

All cash payments were calculated using the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	Nine months ended
	September 30,
	2014	2013

Risk free interest rate	1.60%	1.32%
Expected dividend yield	2.00%	2.00%
Expected volatility	29%	34%
Expected time until exercise	4.5 years	4.5 years

Weighted average fair value of options granted in period [Cdn$]	$22.94	$14.02

Magna International Inc. Third Quarter Report 2014	29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[b]   Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2014		2013
	Number	Stated	Number	Stated
	of shares	value	of shares	value

Awarded and not released, beginning of period	730,476	$25	882,988	$30
Release of restricted stock	(143,152)	(5)	(152,512)	(5)
Awarded and not released, March 31, June 30 and September 30	587,324	$20	730,476	$25

[c]          Restricted stock unit program

The following is a continuity schedule of Restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2014				2013
	Equity	Liability	Equity (i)		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total

Balance, beginning of period	631,854	30,119	127,447	789,420	605,430	20,099	206,923	832,452
Granted	50,809	8,025	6,315	65,149	70,636	13,825	10,013	94,474
Dividend equivalents	253	153	529	935	415	189	1,206	1,810
Released	(8,259)	—	—	(8,259)	(8,259)	—	(113,007)	(121,266)
Balance, March 31	674,657	38,297	134,291	847,245	668,222	34,113	105,135	807,470
Granted	55,242	1,000	5,357	61,599	71,391	—	7,523	78,914
Dividend equivalents	233	139	489	861	348	158	626	1,132
Released	—	—	—	—	(10,386)	—	—	(10,386)
Balance, June 30	730,132	39,436	140,137	909,705	729,575	34,271	113,284	877,130
Granted	35,657	—	4,842	40,499	40,779	—	7,538	48,317
Dividend equivalents	171	131	489	791	252	136	463	851
Forfeitures	—	(410)	—	(410)	—	—	—	—
Released	(12,730)	—	—	(12,730)	—	—	—	—
Balance, September 30	753,230	39,157	145,468	937,855	770,606	34,407	121,285	926,298

(i)      Effective January 1, 2014, the Deferred Share Units [“DSUs”] awarded under the Non-Employee Director Share-Based Compensation Plan will be settled by delivering Magna Common Shares equal to the whole DSUs credited to the Independent Director in satisfaction of the redemption value of the DSUs. Previously, the DSUs were settled in cash. Accordingly, effective January 1, 2014, the DSUs are accounted for through equity.

30	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Incentive Stock Option Plan	$4	$4	$11	$12
Long-term retention	1	1	3	3
Restricted stock unit	5	3	17	11
	10	8	31	26
Fair value adjustment for liability classified DSUs	—	1	—	5
Total stock-based compensation expense	$10	$9	$31	$31

12.       COMMON SHARES

[a]         The Company repurchased shares under normal course issuer bids as follows:

	2014		2013
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration

First Quarter	2,710,000	$240	1,593,615	$88
Second Quarter	5,718,181	575	5,194,188	337
Third Quarter	5,654,422	614	3,697,973	298
	14,082,603	$1,429	10,485,776	$723

The Company can purchase up to 20 million shares under a normal course issuer bid that will terminate no later than November 12, 2014. Between October 1, 2014 and November 5, 2014, the Company purchased primarily for cancellation 1,053,111 Common Shares for cash consideration of $98 million through a pre-defined automatic securities purchase plan with a designated broker. As at November 5, 2014, the Company had 2,354,563 shares remaining to be repurchased under the normal course issuer bid.

Refer to Subsequent Event Note 17 for more information regarding the Company’s Normal Course Issuer Bids.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 5, 2014 were exercised or converted:

Common Shares	207,354,943
Stock options (i)	4,324,471
211,679,414

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. Third Quarter Report 2014	31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following is a continuity schedule of accumulated other comprehensive (loss) income:

	2014	2013

Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$454	$629
Net unrealized loss	(112)	(133)
Repurchase of shares under normal course issuer bid	(4)	(5)
Balance, March 31	338	491
Net unrealized gain (loss)	100	(91)
Repurchase of shares under normal course issuer bid	(11)	(17)
Balance, June 30	427	383
Net unrealized (loss) gain	(346)	143
Repurchase of shares under normal course issuer bid	(10)	(11)
Balance, September 30	71	515

Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	(20)	34
Net unrealized (loss) gain	(31)	8
Reclassification of net gain to net income	(1)	(6)
Balance, March 31	(52)	36
Net unrealized gain (loss)	49	(36)
Reclassification of net loss (gain) to net income	6	(6)
Balance, June 30	3	(6)
Net unrealized (loss) gain	(42)	23
Reclassification of net gain to net income	(1)	—
Balance, September 30	(40)	17

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(4)	1
Net unrealized (loss) gain	(1)	1
Balance, March 31	(5)	2
Net unrealized loss	—	(5)
Balance, June 30	(5)	(3)
Net unrealized gain (loss)	1	(1)
Balance, September 30	(4)	(4)

Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(117)	(168)
Reclassification of net loss to net income	1	3
Balance, March 31	(116)	(165)
Reclassification of net loss to net income	2	3
Balance, June 30	(114)	(162)
Reclassification of net loss to net income	—	3
Balance, September 30	(114)	(159)

Total accumulated other comprehensive (loss) income	$(87)	$369

32	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (CONTINUED)

(i)            The amount of income tax benefit (obligation) that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2014	2013

Balance, beginning of period	$5	$(13)
Net unrealized loss (gain)	10	(4)
Reclassifications of net gain to net income	1	2
Balance, March 31	16	(15)
Net unrealized (gain) loss	(18)	13
Reclassifications of net (loss) gain to net income	(1)	3
Balance, June 30	(3)	1
Net unrealized loss (gain)	16	(8)
Reclassifications of net gain to net income	1	—
Balance, September 30	$14	$(7)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2014	2013

Balance, beginning of period	$14	$36
Reclassification of net loss to net income	—	(1)
Balance, March 31	14	35
Reclassification of net loss to net income	—	(1)
Balance, June 30	14	34
Reclassification of net loss to net income	(1)	(1)
Balance, September 30	$13	$33

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $18 million [net of income taxes of $6 million].

14.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2014	2013

Held for trading
Cash and cash equivalents	$1,435	$1,554
Investment in asset-backed commercial paper	90	92
	$1,525	$1,646

Held to maturity investments
Severance investments	$5	$5

Available-for-sale
Equity investments	$6	$4

Loans and receivables
Accounts receivable	$5,776	$5,246
Long-term receivables included in other assets	112	111
	$5,888	$5,357

Other financial liabilities
Bank indebtedness	$58	$41
Long-term debt [including portion due within one year]	1,017	332
Accounts payable	4,993	4,781
	$6,068	$5,154

Magna International Inc. Third Quarter Report 2014	33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

	September 30,	December 31,
	2014	2013

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$29	$42
Other assets	10	20
Other accrued liabilities	(50)	(37)
Other long-term liabilities	(36)	(28)
	(47)	(3)
Natural gas contracts
Other accrued liabilities	—	(1)

	$(47)	$(4)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the Consolidated Balance Sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the Consolidated Balance Sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in Consolidated	in Consolidated
	Balance Sheets	Balance Sheets	Net amounts

September 30, 2014
Assets	$39	$34	$5
Liabilities	$(86)	$(34)	$(52)

December 31, 2013
Assets	$62	$42	$20
Liabilities	$(65)	$(42)	$(23)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

34	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At September 30, 2014, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2013 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$101 million [December 31, 2013 - Cdn$99 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At September 30, 2014, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $6 million, which was based on the closing share price of the investments on September 30, 2014.

Term debt

The Company’s term debt includes $195 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At September 30, 2014, the total estimated fair value of the Senior Notes was approximately $748 million, determined primarily using active market prices, categorized as Level 1 inputs within the Accounting Standards Codification 820 fair value hierarchy.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine-month periods ended September 30, 2014, sales to the Company’s six largest customers represented 82% and 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

Magna International Inc. Third Quarter Report 2014	35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[f]           Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar, euro, British pound and Indian rupee outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At September 30, 2014, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. dollar amount	229	1,187
euro amount	74	10

For U.S. dollars
Peso amount	6,608	314

For euros
U.S. dollar amount	84	224
British pounds amount	13	17
Czech koruna amount	3,823	7

Forward contracts mature at various dates through 2019. Foreign currency exposures are reviewed quarterly.

15.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

36	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES (CONTINUED)

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2015, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at the offices of one of the Company’s operating divisions in Brazil in connection with an ongoing antitrust investigation involving door latches and related products.

Proceedings of this nature can continue for several years. Where wrongful conduct is found, the relevant antitrust authority can impose administrative fines in accordance with formula-based guidelines tied to the level of affected sales, subject to other mitigating and aggravating factors including, in the case of the German Federal Cartel Office, the consolidated sales of the group of companies to which the offending entity belongs.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws.  In light of the early stage of the investigations, management is unable to predict their duration or outcome, including whether any operating divisions of the Company could be found liable for any violation of law or the extent of any fine, if found to be liable.  In the event of any such violation, any fine imposed could have a material adverse effect on Magna’s profitability in the year such fine is imposed.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

Magna International Inc. Third Quarter Report 2014	37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis. Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value. During the fourth quarter of 2013, the Company began reporting Asia and Rest of World as separate reporting segments.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	September 30, 2014				September 30, 2013
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,641	$1,529		$578	$1,578	$1,453		$617
United States	2,362	2,239		1,152	2,071	1,956		1,083
Mexico	1,071	992		605	1,020	946		585
Eliminations	(286)	—		—	(286)	—		—
	4,788	4,760	$470	2,335	4,383	4,355	$365	2,285
Europe
Western Europe excluding Great Britain	2,771	2,697		1,323	2,735	2,680		1,413
Great Britain	190	190		89	222	220		62
Eastern Europe	545	523		614	538	466		587
Eliminations	(40)	—		—	(89)	—		—
	3,466	3,410	83	2,026	3,406	3,366	72	2,062
Asia	494	456	39	637	436	395	29	578
Rest of World	190	190	(6)	90	217	217	(27)	112
Corporate and Other	(118)	4	19	325	(104)	5	5	222
Total reportable segments	8,820	8,820	605	5,413	8,338	8,338	444	5,259
Other expense, net			(7)				(48)
Interest expense, net			(9)				(5)
	$8,820	$8,820	$589	5,413	$8,338	$8,338	$391	5,259
Current assets				10,407				10,069
Investments, goodwill, deferred tax assets, and other assets				2,605				2,738
Consolidated total assets				$18,425				$18,066

38	Magna International Inc. Third Quarter Report 2014

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2014				September 30, 2013
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$5,040	$4,676		$578	$5,001	$4,620		$617
United States	7,233	6,851		1,152	6,189	5,839		1,083
Mexico	3,219	2,973		605	2,998	2,773		585
Eliminations	(908)	—		—	(874)	—		—
	14,584	14,500	$1,450	2,335	13,314	13,232	$1,168	2,285
Europe
Western Europe excluding Great Britain	8,901	8,689		1,323	8,643	8,451		1,413
Great Britain	567	567		89	717	711		62
Eastern Europe	1,842	1,625		614	1,684	1,464		587
Eliminations	(275)	—		—	(280)	—		—
	11,035	10,881	335	2,026	10,764	10,626	264	2,062
Asia	1,443	1,334	110	637	1,198	1,090	59	578
Rest of World	519	519	(30)	90	696	696	(55)	112
Corporate and Other	(336)	11	55	325	(311)	17	22	222
Total reportable segments	27,245	27,245	1,920	5,413	25,661	25,661	1,458	5,259
Other expense, net			(40)				(54)
Interest expense, net			(18)				(13)
	$27,245	$27,245	$1,862	5,413	$25,661	$25,661	$1,391	5,259
Current assets				10,407				10,069
Investments, goodwill deferred tax assets and other assets				2,605				2,738
Consolidated total assets				$18,425				$18,066

17.       SUBSEQUENT EVENTS

Normal Course Issuer Bid

Subject to approval by the TSX and the New York Stock Exchange [“NYSE”], the Board of Directors approved a new normal course issuer bid to purchase up to 20 million of the Company’s Common Shares, representing approximately 9.8% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2014 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-8 under the U.S. Securities Exchange Act of 1934. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

18.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

Magna International Inc. Third Quarter Report 2014	39

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                   MG

The New York Stock Exchange        MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.